Forte biosciences TOPICAL live biotherapeutic for the treatment of Inflammatory skin disease Forte biosciences and Tocagen Merger February 2020 Exhibit 99.1

Certain statements contained in this presentation regarding matters that are not historical facts, are forward-looking statements within the meaning of Section 21E of the Securities and Exchange Act of 1934, as amended, and the Private Securities Litigation Act of 1995, known as the PSLRA. These include statements regarding management’s intention, plans, beliefs, expectations or forecasts for the future, and, therefore, you are cautioned not to place undue reliance on them. No forward-looking statement can be guaranteed, and actual results may differ materially from those projected. Tocagen and Forte undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except to the extent required by law. We use words such as “anticipates,” “believes,” “plans,” “expects,” “projects,” “intends,” “may,” “will,” “should,” “could,” “estimates,” “predicts,” “potential,” “continue,” “guidance,” and similar expressions to identify these forward-looking statements that are intended to be covered by the safe-harbor provisions of the PSLRA. Such forward-looking statements are based on our expectations and involve risks and uncertainties; consequently, actual results may differ materially from those expressed or implied in the statements due to a number of factors, including, but not limited to, risks relation to the completion of the transaction, including the need for Tocagen stockholder approval and the satisfaction of closing conditions; the anticipated financing to be completed concurrently with the closing of the transaction; the cash balance of the company following the closing the transaction and the financing, and the expectation with respect thereto; the business and prospects of the company following the transaction; and the ability of Tocagen to remain listed on the Nasdaq Capital Market. Risks and uncertainties related to Forte that may cause actual results to differ materially from those expressed or implied in any forward-looking statement include, but are not limited to: Forte’s plans to develop and potentially commercialize its product candidates, including FB-401; the timing of initiation of Forte’s planned clinical trials; the timing of the availability of data from Forte’s clinical trials; the timing of any planned investigational new drug application or new drug application; Forte’s plans to research, develop and commercialize its current and future product candidates; Forte’s ability to successfully enter into collaborations, and to fulfill its obligations under any such collaboration agreements; the clinical utility, potential benefits and market acceptance of Forte’s product candidates; Forte’s commercialization, marketing and manufacturing capabilities and strategy; Forte’s ability to identify additional products or product candidates with significant commercial potential; developments and projections relating to Forte’s competitors and our its industry; the impact of government laws and regulations; Forte’s ability to protect its intellectual property position; and Forte’s estimates regarding future revenue, expenses, capital requirements and need for additional financing following the proposed transaction. These risks, as well as other risks associated with the transaction, will be fully discussed in the proxy statement/prospectus that will be included in the registration statement that will be filed by Tocagen with the SEC in connection with the proposed transaction. Additional risks and uncertainties are identified and discussed in the “Risk Factors” section of Tocagen’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed from time to time with the SEC. Forward-looking statements included in this presentation are based on information available to Tocagen and Forte as of the date of this presentation. Neither Tocagen nor Forte undertakes any obligation to such forward-looking statements to reflect events or circumstances after the date of this presentation. Cautionary note regarding forward-looking statements

Additional information and where you can find it Additional Information About the Proposed Transaction and Where to Find it This communication is being made in respect of a proposed transaction involving Forte Biosciences, Inc. and Tocagen, Inc. Tocagen intends to file a registration statement on Form S-4 with the U.S. Securities and Exchange Commission (the “SEC”), which will contain a proxy statement/prospectus and other relevant materials, and plans to file with the SEC other documents regarding the proposed transaction. The final proxy statement/prospectus will be sent to the stockholders of Tocagen in connection with the Tocagen special meeting of stockholders to be held to vote on matters relating to the proposed transaction. The proxy statement/prospectus will contain information about Tocagen, Forte, the proposed transaction, and related matters. STOCKHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION THAT STOCKHOLDERS OF TOCAGEN SHOULD CONSIDER BEFORE MAKING A DECISION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. In addition to receiving the proxy statement/prospectus and proxy card by mail, Tocagen stockholders will also be able to obtain the proxy statement/prospectus, as well as other fillings containing information about Tocagen, without charge, from the SEC’s website (http://www.sec.gov) or, without charge, on Tocagen’s website at https://tocagen.com, by contacting Mark Foletta by phone at (858) 412-8499, or by electronic mail at mfoletta@tocagen.com. No Offer or Solicitation This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction in connection with the proposed transaction or otherwise, nor shall there be any sale. Issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Participants in Solicitation Tocagen and its executive officers and directors may be deemed to be participants in the solicitation of proxies from Tocagen’ stockholders with respect to the matters relating to the proposed transaction. Forte may also be deemed a participant in such solicitation. Information regarding Tocagen’ executive officers and directors is available in Tocagen’s proxy statement on Schedule 14A for its 2018 Annual Meeting of stockholders, filed with the SEC on April 19, 2019. Information regarding any interest that Tocagen, Forte or any of the executive officers or directors of Tocagen or Forte may have in the transaction with Forte will be set forth in the proxy statement/prospectus that Tocagen intends to file with the SEC in connection with its stockholder vote on matters relating to the proposed transaction. Tocagen stockholders will be able to obtain this information by reading the proxy statement/prospectus when it becomes available.

Forte Biosciences – Tocagen Merger Forte Biosciences and Tocagen agreed to merge on February 19, 2020 in an all-stock transaction and is expected to trade on Nasdaq under new symbol FBRX The transaction is expected to close in 2Q20 Forte Biosciences investors will provide a concurrent financing of $14 million Forte Biosciences holders will own approximately 74.5% and Tocagen holders will own 25.5% of the combined company, subject to certain adjustments The total cash balance of the combined company is expected to be approximately $25 million Post-Merger Board of Directors to include 8 representations: 6 designated by Forte Biosciences and 2 designated from Tocagen The transaction has been approved by the Board of Directors of both companies and is subject to stockholder approval of Tocagen holders +

SUMMARY OF FORTE BIOSCIENCES:
FB-401 – *POTENTIAL FIRST-IN-CLASS TOPICAL LIVE BIOTHERAPEUTIC FOR THE TREATMENT OF INFLAMMATORY SKIN DISEASE*

LATE-STAGE CLINICAL ASSET	▪ Phase 2a trial in atopic dermatitis completed including pediatrics 3 years and older, demonstrating safety and efficacy of FB-401. Randomized Phase 2 initiation in adults and pediatrics 2 years and older expected in mid-2020 in atopic dermatitis (AD) with expected data readout in mid-2021
LARGE MARKET WITH UNMET NEED	▪ 10-20% of children in industrialized countries develop atopic dermatitis (AD) ▪ In the U.S. , AD affects 17 million people (over 50% are children) ▪ Significant unmet need for safe and effective AD therapy for pediatrics
POTENTIAL FIRST-IN-CLASS TOPICAL LIVE BIOTHERAPEUTIC	▪ Clinical data demonstrates safety and activity of FB-401 ▪ Phase 2a study, including pediatrics, demonstrates clean safety profile and significant reduction in atopic dermatitis disease and pruritus, as well as control of S. aureus while tapering/eliminating steroid use
INTELLECTUAL PROPERTY	▪ Exclusive license to NIH-owned patent families as well as Forte owned IP. Coverage includes composition and method of use patents ▪ Patent coverage through at least 2037 (4 U.S. patents issued)
FINANCING / MANAGEMENT	▪ Series A financing of $10 million in 2019 from ArrowMark Partners; concurrent financing of $14 million from experienced life science investors including Alger, BVF Partners LP and OrbiMed ▪ Cash runway expected to be sufficient through Phase 2 data readout in mid-2021 ▪ Management team with significant drug development, innovation and corporate strategy experience

5

FORTE BIOSCIENCES: Overview of FB-401 FB-401 drug product consists of 3 therapeutic bacterial strains of commensal gram negative R. mucosa specifically selected based on screening for impact on inflammatory skin disease parameters Topical application of the specifically selected therapeutic bacterial strains of R. mucosa drug product: Drives immune pathways that are defective Suppresses Staphylococcus aureus growth Improves skin barrier function Clinical data demonstrates safety and activity of FB-401 live biotherapeutic therapy in both adults and pediatric Phase 2a study, including pediatrics, demonstrates clean safety profile and significant reduction in atopic dermatitis disease and pruritus, as well as control of S. aureus while tapering/eliminating steroid use Randomized Phase 2 trial initiation expected in mid-2020

EXPERIENCED management and advisory Teams Paul Wagner, Ph.D. – CEO Forte Biosciences team has extensive experience in microbial manufacturing, quality, regulatory and clinical development in dermatology Dan Burge, MD – Head of Clinical Development Eric Emery – Head of Downstream Manufacturing Hank Talbot, Ph.D. – Head of Process Development and Quality Scientific Advisory Board (SAB) Prof. Amy Paller, MD – Chair, Department of Dermatology Northwestern University Feinberg School of Medicine  Prof. Lawrence Eichenfield, MD – Chief of Pediatric and Adolescent Dermatology at Rady Children's Hospital-San Diego, Editor in Chief of Pediatric Dermatology Prof. Eric Simpson, MD –Professor of Dermatology, Oregon Health & Science University, Portland Dr. Patricia Walker, MD, Ph.D. – Former CMO of Allergan Medical and Dermatology TA Head

Atopic dermatitis Atopic dermatitis (AD) is characterized by itching, a scaly rash, dry skin, and cutaneous sensitization to allergens. The underlying pathology of AD consists of a triad of defective skin barrier function, susceptibility to Staphylococcus aureus skin infection, and immune imbalance (overactive adaptive immunity in lieu of innate immunity) 10-20% of children in industrialized countries develop atopic dermatitis with increasing incidence. 80% of children with severe disease continue to have lifelong exacerbations There is currently no cure for AD In the US, the prevalence of atopic dermatitis is approximately 17 million More than half of that prevalence is pediatric (<17 years old) Treatment options for pediatrics are very limited FDA Pediatric Subcommittee October 29-30, 2003 American Academy of Dermatology Affects flexural areas of neck, elbows, knees, wrists, and ankles Lichenified, erythematous plaques behind the knees Erythematous, excoriated papules with overlying crust in the antecubital fossa Erythematous ill-defined patches with overlying scale and erosions on her cheeks

SKIN MICROBIOME Dreno et al, European Academy of Dermatology and Venerology 2016, 30, 2038-2047 Kong HH et al. Genome research. 2012;22(5):850-859 The skin is a complex barrier organ characterized by symbiotic relationship between microbial communities and host tissue via complex signals provided by the innate and the adaptive immune systems Exposure to various endogenous and exogenous factors impact the system balance potentially leading to inflammatory skin conditions comprising infections, allergies or autoimmune diseases Researchers in microbiology and dermatology identified and characterized the microorganisms present on the skin, to evaluate the bacterial diversity and their relative abundance and to understand how microbial diversity may contribute to skin health and dermatological conditions Recent work has revealed that the skin microbiome is significantly different between healthy controls and patients with AD and that symptoms are associated with a loss of commensal diversity

SKIN MICROBIOME differences in atopic dermatitis Myles IA, Williams KW, Reckhow JD, et al. JCI Insight. 2016;1(10) Kong HH et al. Genome research. 2012;22(5):850-859 Genetic-based microbiome identification revealed significant differences in the Gram-negative skin biome between atopic dermatitis (AD) patients and healthy controls (HV) NIH (Myles et. al.) identified substantial differences in the gram-negative microbiome present on the skin of AD patients and healthy volunteers The predominant species of skin commensal Gram‑negative bacteria (CGN) in HV found to be Roseomonas mucosa Over 50% of AD patients did not have any culturable Gram-negative flora, consistent with DNA-based analysis

Phase 2A First HUMAN study of FB-401 - cutaneous live biotherapeutic for the treatment of atopic dermatitis Drug product: FB-401 (3 specifically selected therapeutic R. mucosa strains) lyophilized and reconstituted with sterile water in single-use, self-administered spray Design: Phase 1/2a enrolled 2 cohorts: Initial cohort enrolled 10 adult atopic dermatitis patients 18 years and older Following positive safety assessment from cohort I, the second cohort of 20 pediatric patients was enrolled Primary Objective: To evaluate the safety and activity of R mucosa as a live biotherapeutic for treatment of AD Secondary Objective: To evaluate the effect of R mucosa live biotherapy on quality of life of participants with AD Exploratory Objectives Measure trans epidermal water loss (TEWL) Characterize changes to total and specific IgE Evaluate potential changes to pre-diagnosed asthma and/or food allergies Evaluate incidence of S aureus infections that require treatment Persistence of R mucosa colonization after treatment

Cohort 1 completed treatment of 10 adults with AD Ten adult AD patients ages 18 years and older were treated in 2-week intervals with 103, 104, and then 105 CFU of R mucosa twice per week (BIW) for a total of 6 weeks

Statistically significant, Dose-dependent improvements observed in adult cohort of PHASE 1/2a Study (A) Intensity of AD disease was measured in a blinded manner using SCORAD measures of dryness, redness, lichenification, excoriation, crusting and edema (0-3 scale for each measure) (B) Subjective pruritus reported by the patient on 0-10 scale (C) Antecubital-specific SCORAD (blinded) assessed antecubital region by summing local intensity and pruritic scores Only treated areas responded. No AD lesions that were untreated resolved over the course of the study Results from Cohort 1 indicate that six patients responded (60%) with mean improvement of 85%, one patient reported partial response with 44% improvement and three were non responders with 9% mean improvement * p<0.05 ** p<0.01 Myles et al, JCI Insight, 2018;3(9):e120608

Cohort 2: FB-401 Treatment of 20 Children with AD 20 pediatric/adolescent patients with active AD: First 5, ages 7-17 Remainder, ages 3-17 Baseline SCORAD >10 Design: Treat AD-involved skin with FB-401 103 CFU BIW for 4 weeks 104 CFU BIW for 4 weeks 105 CFU BIW for 4 weeks 105 CFU QOD for 4 weeks Efficacy assessments at baseline and Q4W SCORAD, pruritus, EASI (%, -50,-75,-90) TEWL, FDLQI, CDLQI Microbiome assessment Adverse events throughout and at F/U Baseline Week 4 Week 8 Week 12 Week 16 Pediatric Cohort Treatment Period

Data from First 5 pediatric patients Shows Activity Across multiple parameters SCORAD score statistically significantly improved (A,B) 4/5 show more than 50% improvement and strong trend towards improvement in 5th patient Pruritus shows statistically significant improvement (C) Both SCORAD and pruritus improvements achieved while steroid use tapered from an average of 20 applications (D) * p<0.05 ** p<0.01 Myles et al, JCI Insight, 2018;3(9):e120608

treatment with FB-401 demonstrates significant improvement Myles et al, JCI Insight, 2018;3(9):e120608

Planned FB-401 Randomized Phase 2 Study CONFIDENTIAL Randomized, placebo-controlled, multi-center study Includes children (2 years and older), adolescents and adults with mild to moderate atopic dermatitis Approximately 124 subjects randomized 1:1 to receive FB-401 or placebo for 16 weeks Endpoints include Eczema Area and Severity Index (EASI), Investigator Global Assessment (IGA), pruritus

Intellectual property overview Exclusive license to NIH-owned patent family focused on treatment of AD with a consortia of gram negative bacteria from healthy donors Patent coverage through at least 2037 4 US patents issued Entered in 10 Ex-US jurisdictions Europe, China, Canada, Japan, South Korea, Australia, Singapore, Mexico, Israel, and Hong Kong Company-owned IP directed to compositions for treatment of skin conditions associated with dysbiosis Broadly covers use of gram negative bacteria for treatment of atopic disorders

Summary OF Forte Biosciences: FB-401 – POTENTIAL first-in-class topical live biotherapeutic for the treatment of inflammatory Skin disease Late-stage CLINICAL Asset Phase 2a trial in atopic dermatitis completed including pediatrics 3 years and older, demonstrating safety and efficacy of FB-401. Randomized Phase 2 initiation in adults and pediatrics 2 years and older expected in mid-2020 in atopic dermatitis (AD) with expected data readout in mid-2021 10-20% of children in industrialized countries develop atopic dermatitis (AD) In the U.S. , AD affects 17 million people (over 50% are children) Significant unmet need for safe and effective AD therapy for pediatrics Large market with unmet need Clinical data demonstrates safety and activity of FB-401 Phase 2a study, including pediatrics, demonstrates clean safety profile and significant reduction in atopic dermatitis disease and pruritus, as well as control of S. aureus while tapering/eliminating steroid use Potential First-in-class topical live biotherapeutic Exclusive license to NIH-owned patent families as well as Forte owned IP. Coverage includes composition and method of use patents Patent coverage through at least 2037 (4 U.S. patents issued) Intellectual Property Series A financing of $10 million in 2019 from ArrowMark Partners; concurrent financing of $14 million from experienced life science investors including Alger, BVF Partners LP and OrbiMed Cash runway expected to be sufficient through Phase 2 data readout in mid-2021 Management team with significant drug development, innovation and corporate strategy experience Financing / Management

Forte – Tocagen Merger Call Script

Investor Call

2-20-20, 8:30am ET

Call Participants

EXECUTIVES

Marty Duval

Chief Executive Officer – Tocagen

Paul Wagner, Ph.D.

Chief Executive Officer – Forte

Presentation

Operator:

Marty Duval

Chief Executive Officer – Tocagen

Thank you [name of introducer] and good morning to everyone joining us today to discuss the proposed transaction between Tocagen and Forte. Joining me on the call this morning is Forte’s President and CEO, Dr. Paul Wagner.

Please note, in addition to the press release issued this morning to announce the transaction, we have included presentation slides in the webcast of today’s call. If you have not already done so, we encourage you to open the webcast and our presentation to follow along with our prepared remarks this morning.

Turning to Slide 2. Slide 2 provides an overview of our forward-looking statements. I’d like to remind everyone that our call today will include remarks that are not historical facts including, but not limited to, remarks about future expectations, plans and prospects for Tocagen and Forte, which constitute forward-looking statements for the purpose of the safe harbor provisions under applicable Federal Securities laws. These forward-looking statements include, without limitation, statements regarding the completion of the transaction, the combined company’s expected cash position, Tocagen’s and Forte’s expectations with respect to future performance, the nature, strategy and focus of the combined company and the potential development timeline of the combined company’s product candidates. These forward-looking statements involve significant risks and uncertainties that could cause actual results or events to differ materially from those suggested by any forward-looking statements and such risks and uncertainties are further set forth in the accompanying presentation and Tocagen’s filings with the SEC. As a result of these risks and uncertainties, you should not place undue reliance on any forward-looking statements. We encourage all listeners to review Slide 2 of this presentation and Tocagen’s SEC filings for a more complete description of these risks and uncertainties, including Tocagen’s most recently filed Form 10-Q. Tocagen undertakes no obligation to revise or update these forward-looking statements to reflect events or circumstances after this call.

Turning to Slide 3. As outlined on this slide, please be advised to read, when available, Tocagen’s filings with the SEC, including a registration statement on Form S-4 that will contain a proxy statement /prospectus of Tocagen as these documents will contain important information about the transaction and the participants’ interest in such transaction. These documents can be obtained without charge by contacting Tocagen, once these filings are complete, at the address provided on Slide 3, or on the SEC’s website, which is www.sec.gov.

So now, turning to Slide 4, I’ll begin with an overview of the transaction and then I’ll turn it over to Dr. Wagner for an introduction of the Forte business.

As you may recall in November 2019, we announced the pursuit of strategic alternatives following disappointing Phase 3 trials results that were announced in September 2019. I am pleased to report that after a thorough and extensive review of our choices, the boards of both Tocagen and Forte have agreed to merge, creating a dermatology company that has completed a Phase 1/2a trial for their lead asset, FB-401, for atopic dermatitis and anticipates a data readout for its planned randomized Phase 2 trial in mid-2021.

We believe the profile of the proposed merged company provides the best path forward for both companies and is expected to be poised to deliver near and long-term value for both existing Tocagen and Forte stockholders as the company progresses through later stage trials, potential regulatory approval and a potential U.S. commercial launch.

Under the terms of the agreement, assuming that Tocagen meets a stipulated net cash range, Tocagen’s equity holders prior to the transaction are expected to own approximately 25.5% of the combined company with Forte equity holders prior to the transaction owing the remaining 74.5% on a fully diluted basis using the treasury stock method. Certain Tocagen non-cash assets are subject to separate asset purchase agreements and cash proceeds from those transactions receivable within 90 days of the merger will contribute towards the Tocagen net cash. The total cash balance of the combined company following the closing of the merger and financing is expected to be approximately $25 million.

This newly merged company will take the name of Forte Biosciences, will trade under the ticker symbol FBRX, and will be led by Forte’s current CEO Paul Wagner. From the inception of Forte, Paul has spearheaded the advancement of the company through critical business and clinical data milestones. The company is now well positioned to advance potential new treatment options for children and adults with dermatological disorders that have few effective treatment options available today. I will now hand over the call to Paul who will elaborate on the Forte’s compelling data, pipeline and future plans. Paul?

Paul Wagner

Chief Executive Officer – Forte

Thank you very much Marty. I also want to thank the Tocagen and Forte team members and boards for the hard work and collaboration resulting in this merger. We believe this merger will create significant value for the combined-company’s stockholders.

Forte is a clinical stage company developing a live biotherapeutic, FB-401, for the treatment of inflammatory skin diseases. The technology derives from the National Institute of Health, or NIH, which has been a thought leader in understanding the bacterial composition of the skin.

The initial development for FB-401 is focused on atopic dermatitis, or what I may also refer to as “AD”. Many of you may be familiar with atopic dermatitis, sometimes referred to as eczema, as a disease that is characterized by an itchy, scaly rash, dry skin and a sensitization to allergens due to a defective skin barrier, colonization of S. aureus and an immune imbalance.

There are approximately 17 million atopic dermatitis patients in the U.S. alone, with more than half of those being pediatrics. In fact, 10-20% of children in industrialized countries develop atopic dermatitis and 80% with severe disease continue to have lifelong exacerbations.

There is no cure for AD at present, and the treatment options for pediatrics is very limited. As a result, there is a significant unmet need with respect to these patients.

The preclinical and the Phase 1/2a clinical data for FB-401 demonstrates significant efficacy and a favorable safety and tolerability profile in both pediatrics and adults.

Forte has extensive IP protection for our therapy, including 4 issued patents covering composition of matter as well as use patents. Concurrent with the closing, $14 million will be invested by a syndicate of experienced life science investors, including Alger, OrbiMed, and BVF Partners, joining ArrowMark Partners, who led our $10 million Series A financing in 2019. We believe the expected combined Forte/Tocagen cash balance of approximately $25 million following the closing will be sufficient through the data read out in mid-2021 from our planned randomized Phase 2 trial.

We are particularly fortunate to have a management team and scientific advisory board with a deep set of scientific, clinical, business and leadership capabilities in biotechnology, and specifically in dermatological diseases leading the development of FB-401. We are all very excited to advance our very promising, innovative new therapy for patients with inflammatory skin disease, including pediatrics.

As seen on slide 6, our lead compound, FB-401, consists of 3 therapeutic strains of a commensal gram-negative bacteria, Roseomonas mucosa that were specifically selected for their impact on key parameters of inflammatory skin disease. We have extensive preclinical and mechanism of action data demonstrating that FB-401 improves atopic dermatitis disease parameters by driving tissue repair and anti-inflammation as well as suppressing potentially harmful bacteria like S. aureus.

We have completed the Phase 1/2a proof of concept trial and in the first half of 2020 the complete results will be submitted for publication in a peer-reviewed journal. The Phase 2 study is expected to start by mid-2020 with a data readout in mid-2021 as noted previously.

Slide 7 provides an overview of the management team and scientific advisory board. We have a fantastic team, including Dan Burge, who heads clinical development, having previously led the development of lebrikizumab in AD at Dermira, as well as Hank Talbot and Eric Emery with significant industry experience in process development, quality and GMP manufacturing involving gram negative bacteria.

Our scientific advisory board includes Prof Amy Paller, who is the Chair of the Dermatology Department at Northwestern and was the first author on the Eucrisa pivotal study publications. Prof Lawrence Eichenfield is the Chair of Pediatric and Adolescent Dermatology at Rady Children’s Hospital and Editor in Chief of Pediatric Dermatology. Prof Eric Simpson is Professor of Dermatology at Oregon Health and Science University and first author on the Dupixent pivotal study publications. Dr. Patty Walker also joins us with extensive industry experience in dermatology including as CMO of Allergan Medical and Dermatology Therapeutic Area Head, CMO of Kythera and President of Brickell.

I want to take a quick moment to personally thank our team and our scientific advisory board for the tremendous support and encouragement that has been so instrumental in driving our continuing success.

As discussed in the introduction and again on slide 8, there are approximately 17 million atopic dermatitis patients in the U.S. alone. 10-20% of children in industrialized countries develop atopic dermatitis and 80% with severe disease continue to have lifelong exacerbations.

There is no cure for AD at present, and the treatment options for pediatrics is very limited.

As highlighted on slide 9, the skin is a complex barrier organ characterized by a symbiotic relationship between microbial communities and host tissue through complex signaling provided by the innate and adaptive immune system. Significant research efforts in microbiology and dermatology have identified and characterized the microorganisms present on the skin and evaluated the diversity and abundance to gain a better understanding of how the various microbes contribute to skin health.

The NIH has been a thought leader in studying the gram-negative bacterial composition present on human skin. In particular, those researchers found that in AD, over half of the atopic dermatitis patients had no gram-negative bacteria present, while nearly 75% of healthy individuals have a particular commensal gram-negative bacteria, R. mucosa, present on their skin as seen on slide 10. Extensive preclinical testing established a causal connection between R. mucosa and skin healing in AD and resulted in the identification and selection of 3 unique therapeutic strains of R. mucosa, FB-401, that has been clinically tested in a phase 2a proof of concept study.

The study design for the completed Phase 1/2a trial is on slide 11. The trial enrolled 2 cohorts, an adult cohort with 10 patients and a pediatric cohort with 20 patients. The formulation is shown in the lower left-hand corner and consists of the lyophilized, or freeze dried, drug product that is reconstituted with water in a single-use self-administered spray.

The data from the 10 adults and the first 5 pediatrics was published in JCI Insights and is highlighted here. In the first half of 2020 we plan to submit for publication the full dataset from the completed Phase 1/2a study.

The first cohort enrolled 10 adults and was primarily focused on safety. As can be seen on slide 12, the adults were treated 2 times a week for 6 weeks escalating the dose from 10^3 colony forming units (CFU) of FB-401 for the first 2 weeks, then 10^4 CFU for the next 2 weeks and then 10^5 CFU for the final 2 weeks. The adults treated their antecubital fossa (bend of the elbow) and one other body area. After this short course of treatment focused on safety 6/10 adults showed at least a 50% improvement in the antecubital fossa SCORAD (a measure of atopic dermatitis disease burden) with no adverse events reported (slide 13). Importantly no lesion that was not treated showed improvement.

Following the positive safety profile in the adult cohort, the pediatric cohort opened for enrolment. Slide 14 provides on overview of the pediatric cohort. The first 5 pediatric patients were 7 years of age or older. After the first 5 pediatric patients were treated with no adverse events, the trial was expanded to treat pediatric patients as young as 3 years of age or older and enrolled a total of 20 patients. The pediatric patients were treated for 16 weeks. The first 15 patients were treated 2 times per week at 10^3 CFU for 4 weeks, then increased to 10^4 CFU for the next 4 weeks, 10^5 CFU for weeks 8-12 and the 10^5 CFU every other day for the final 4 weeks. During this dose escalation phase, the 10^5 CFU dose demonstrated clean safety and significant efficacy and as a result the last 5 pediatric patients were dosed at the 10^5 CFU dose for the full 16 weeks.

The data from the first 5 pediatric patients is highlighted on slide 15. The gray lines are the individual patients and the solid red line is the average. 4 of the 5 patients had a greater than 50% improvement in their SCORAD score as well as a significant reduction in itching (pruritis) all while tapering off of steroids. As I mentioned previously the full phase 1/2a dataset for all 20 pediatrics as well as mechanism of action data is expected to be submitted for publication in the first half of 2020.

A representative image of one of the treated patients is on slide 16. This is one of the adult patients that treated his face in addition to his antecubital fossa. He had significant atopic dermatitis involvement on his face in addition to what appears to be a staph infection above his upper lip that resolved over the short 6 week course of therapy.

This data is very exciting and we are looking forward to be moving ahead with our planned randomized Phase 2 trial as outlined on slide 17. We have FDA feedback on our protocol for the next study enrolling mild to moderate adults and pediatrics 2 years of age and older, that we expect to initiate by mid-2020.

As shown on slide 18, our therapeutic approach is protected by 4 issued patents covering composition as well as use with protection until at least 2037.

The next 12-18 months will be very eventful for Forte, with the publication of the complete Phase 1/2a data, the anticipated start of our next trial by mid-2020 and the expected readout from the trial in mid-2021. We are very excited to be combining with Tocagen and look forward to creating significant value for the stockholders by addressing inflammatory skin diseases with a safe and effective topical therapy in adults, and in particular, in pediatrics, for whom very few treatment options exist.

That concludes my remarks so I will now pass the call back to Marty.

Marty: Thank you Paul. We share your enthusiasm and are all excited about the opportunity to deliver immediate and long-term value to Tocagen stockholders with this merger as well as addressing unmet clinical needs for patients. With that I would like to conclude the call by thanking all of the participants for joining and hand back to [moderator].